===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                          GLOBAL ASSET HOLDINGS, INC.,
                 (Name of Small Business Issuer in Its Charter)


            Florida                                     65-0722193
---------------------------------           -----------------------------------
 (State or other jurisdiction              (I.R.S. Employer Identification No.)
of incorporation or organization)


                                  57 The Circle
                            Glen Head, New York 11545
                    (Address of principal executive offices)


                                 (516) 759-3017
                (Issuer's telephone number, including area code)


           Securities to be registered under Section 12(b) of the Act:


   Title of each class                           Name of each exchange on which
   to be so registered                           each class is to be registered
   -------------------                           ------------------------------

      Not applicable                                      Not applicable


           Securities to be registered under Section 12(g) of the Act:

                    Common Stock, par value $0.001 per share


===============================================================================

                                     PART I

Item 1.      Description of Business.

Global Asset Holdings, Inc. (the "Company") was originally formed in Florida in June 1994 as Pasta Bella, Inc. In 1997 it changed its name to its present name. The Company was formed to acquire other entities. It has not engaged in any business activity other than to explore and negotiate possible acquisitions. From inception, the Company has entered into negotiations and arrangements for several possible acquisitions. In each case the potential transaction was aborted. The Company intends to continue to pursue possible acquisitions but has no pending transactions at this time.

The Company has no employees.

Item 2.      Management's Discussion and Analysis and Plan of Operation.

Plan of Operation

The Company will continue to explore possible acquisitions. Its future will be dictated by requirements of any transactions and needs of any acquired entity.

General

The following discussion and analysis should be read in conjunction with the financial statements and related notes contained elsewhere in this statement.

As the Company has had no operations, if an acquisition is consummated comparisons between 1998 and 1997 and future periods is not appropriate.

Nine Months Ended September 30, 1998 Compared to
Nine Months Ended September 30, 1999 (unaudited)

During the nine month period ended September 30, 1999 and September 30, 1998 respectively the Company derived no revenues from operations. The Company incurred expenses in 1999 in connection with proposed transaction. The Company did not incur similar expenses for the comparable period in 1998.

Fiscal Year 1998 Compared to Fiscal Year 1997

During 1998 and 1997, the Company derived no revenues from any operations.

Liquidity

The Company has no operations but incurred expenses, including legal fees in connection with recent proposed transactions. Funds for the payment of these expenses were obtained. The Company's future needs will be dictated by the requirements of a transaction.

Item 3.      Description of Property.

The Company utilizes the facilities of Martin Miller as its offices without any charges.

Item 4.      Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information as of the date hereof regarding the ownership of the Company's common stock by: each person we know owns 5% or more of our outstanding shares; each of our directors; and all officers and directors of the Company as a group. Each owner of the common stock has sole voting and investment power for all shares listed below, except as otherwise indicated.

              Name and                           Amount and
              Address of                         Nature of             Percent
              Beneficial                         Beneficial            of
              Owner                              Ownership             Class

              Martin Miller                      none                  - 0 -*

              All directors and officers         none                  - 0 -*
              as a group (1 person)


* Does not include 68,000 shares owned by Mr. Miller's spouse or an entity in which his spouse has an interest. Mr. Miller denies beneficial ownership of such shares.

Item 5.      Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers of the Company are as follows:



          Name               Age                       Position
          ----               ---                       --------
     Martin Miller            59              Chief Executive Officer

Martin Miller, has been a director of the Company since June 1997. Mr. Miller, for the past five years, has been a manager of corporate finance for Millport Ltd., presently a Bahamian based advisor of foreign investors. Mr. Miller is also a director of Teltran International Group, Ltd. a publicly traded tele-communication company and Kaleidoscope Media Group, Inc., a publicly traded entertainment company.

Item 6.      Executive Compensation.

No payments have been made to or accrual's made for compensation to the Company's sole executive officer.

Item 7.      Certain Relationships and Related Transactions.

The Company has borrowed approximately $24,400 from two entities in which Mr. Miller is employed or is an officer. These amounts are due on demand.

Item 8.      Legal Proceedings.

There are no legal proceeding involving the Company.

Item 9.      Market For Common Equity and Related Stockholder Matters.

Our common stock is currently quoted on the OTC Bulletin Board presently under the symbol "GHAB".

Set forth below are the high and low closing bid quotations for our common stock for the periods indicated as reflected on the electronic bulletin board. Such quotations reflect interdealer prices without retail mark-up, mark-down or commissions, and may not reflect actual transactions. The prices below do not reflect a three for one stock dividend.


                  Period Ending              High              Low
                  -------------              ----              ---

                   11/18/99                   2.75             1.50
                    9/29/99                  3.625             2.00
                    6/30/99                  5.250             2.00

                    9/30/98                  1.187             1.00
                    6/30/98                  2.000             1.55
                    3/31/98                  2.312             1.53

                   12/31/97                  3.250            1.437

As of November 15, 1999, there were approximately twenty-eight (28) recordholders of the Company's common stock, although we believe that there are more beneficial owners of the Company's common stock. There are no shares of preferred stock currently outstanding.

Item 10.     Recent Sales of Unregistered Securities.

There have been no sales of any securities during the last three years.

Item 11.     Description of Securities.

The Company is currently authorized to issue 50,000,000 shares of common stock, $.001 par value and 10,000,000 shares of preferred stock, par value $.001 per share.

Common Stock

Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the stockholders. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of the directors of Company and holders of the remaining shares by themselves cannot elect any directors. The holders of common stock do not have preemptive rights or rights to convert their common stock into other securities. In the event of a liquidation, dissolution or winding up of the Company, holders of the common stock have the right to a ratable portion of the assets remaining after payment of liabilities. All of the outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

The holders of shares of common stock are entitled to dividends when and as declared by the board of directors from funds legally available therefor. The Company has never declared or paid cash dividends on its common stock. The Company intends to retain its net income, if any, to increase its capital base and, accordingly, does not currently anticipate paying cash dividends. Any decision on the future payment of dividends is solely at the discretion of the board of directors and will depend on various factors including the results of our operations and our financial condition.

Preferred Stock

The Company's certificate of incorporation authorizes the issuance of "blank check" preferred stock with whatever designation, rights and preferences as may be determined by the board of directors. Accordingly, the board is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. The preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we do not currently intend to issue any shares of preferred stock, there can be no assurance that we will not do so.

Transfer Agent

The transfer agent for the Company's common stock is Interwest Transfer Co., Inc., located at 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117. Its telephone number is (801) 272-9294.

Item 12.     Indemnification of Directors and Officers.

The Certification of Incorporation of the Company permits the indemnification of directors and officers under the Florida General Corporation Law, as amended.

Item 13.     Financial Statements

                       GLOBAL ASSET HOLDINGS, INCORPORATED
                          (A Development Stage Company)
                           FORMERLY PASTA BELLA, INC.

                              FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
             AND THE PERIOD FROM JUNE 15, 1994 (DATE OF INCEPTION)
                              TO DECEMBER 31, 1998

                                      with

                          INDEPENDENT AUDITORS' REPORT

                       GLOBAL ASSET HOLDINGS, INCORPORATED
                          (A Development Stage Company)
                           FORMERLY PASTA BELLA, INC.

                                    CONTENTS


                 For the years ended December 31, 1998 and 1997
   and the period from June 15, 1994 (date of inception) to December 31, 1998

                                                                                    PAGE #

Independent Auditors' Report                                                          1

Financial Statements:

       Balance Sheets                                                                 2

       Statements of Operations                                                       3

       Statements of Stockholders' Equity                                             4

       Statements of Cash Flows                                                       5

       Notes to Financial Statements                                                6 - 8


Unaudited Financial Statements:

       Balance Sheets at September 30, 1999 and December 31, 1998                     9

       Statements of Operations for the nine months ended September 30, 1999 and
            1998 and the period from June 15, 1994 (date of inception)
            to September 30, 1999                                                     10

       Statements of Cash Flows for the nine months ended September 30, 1999 and
            1998 and the period from June 15, 1994 (date of inception)
            to September 30, 1999                                                     11

       Notes to Financial Statements                                                  12


                   LIEBMAN GOLDBERG & DROGIN LLP [LETTERHEAD]



The Board of Directors
Global Asset Holdings, Incorporated
(A Development Stage Company)
Miami, Florida

We have audited the balance sheets of Global Asset Holdings, Incorporated (a Development Stage Company), formerly Pasta Bella, Inc., as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the year then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public accountants. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Global Asset Holdings, Incorporated (a Development Stage Company) formerly Pasta Bella, Inc. at December 31, 1996 and 1995 were audited by Barry L. Friedman, P.C. whose report dated April 23, 1997, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Global Asset Holdings, Incorporated (a Development Stage Company) formerly Pasta Bella, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered a loss from operations and has not established a source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liebman Goldberg & Drogin, LLP
Garden City, New York



November 23, 1999

                       GLOBAL ASSET HOLDINGS, INCORPORATED
                          (A Development Stage Company)
                           FORMERLY PASTA BELLA, INC.

                                 BALANCE SHEETS



                                     ASSETS



                                                      December 31,
                                                 1998             1997
                                           ---------------  ---------------

Total assets                                  $        -        $       -
                                           ===============  ===============



                      LIABILITIES AND STOCKHOLDERS' EQUITY


Total liabilities                                                     $      -    $      -

Stockholders' Equity:
       Preferred stock, $.001 par value per share, 10,000,000
            shares authorized and -0- issued and outstanding
       Common stock, $.001 par value per share, 50,000,000
            shares authorized and 1,000,000 shares issued and
            outstanding in 1998 and 1997                                 1,000       1,000
       Additional paid in capital in excess of par value                 4,000       4,000
       Deficit accumulated during development stage                     (5,000)     (5,000)
                                                                      ---------  ----------
            Total stockholders' equity                                       -           -
                                                                      ---------  ----------

            Total liabilities and stockholders' equity                $      -    $      -
                                                                      =========  ==========






                       See notes to financial statements.

                       GLOBAL ASSET HOLDINGS, INCORPORATED
                          (A Development Stage Company)
                           FORMERLY PASTA BELLA, INC.

                            STATEMENTS OF OPERATIONS

                                                                      June 15, 1994
                                               For the years ended    (Inception) to
                                                    December 31,        December 31,
                                                1998         1997          1998
                                            ------------ -----------   ------------

Income                                           $--         $--         $    --

Expenses:
       General and administrative                 --          --           5,000
                                                 ---         ---         -------

            Total expenses                        --          --           5,000
                                                 ---         ---         -------

Net (loss) during development stage              $--         $--         $(5,000)
                                                 ===         ===         =======

Net (loss) per share (basic and diluted)
       based upon 1,000,000 weighted
       average shares outstanding                $--         $--         $(0.005)
                                                 ===         ===         =======










                       See notes to financial statements.

                       GLOBAL ASSET HOLDINGS, INCORPORATED
                          (A Development Stage Company)
                           FORMERLY PASTA BELLA, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY




                 For the years ended December 31, 1998 and 1997




                                                                                                          Deficit
                                                                                                        Accumulated
                                                     Common Stock                   Additional             During
                                         --------------------------------------      Paid in            Development
                                              Shares               Amount             Capital              Stage
                                         -----------------     ------------     ------------------  -------------------

Balance - January 1, 1997                       1,000,000          $ 1,000            $ 4,000             $ (5,000)

Net (loss) for the year
December 31, 1997                                       -                -                  -                    -
                                         -----------------     ------------     --------------  -------------------

Balance - December 31, 1997                     1,000,000            1,000              4,000               (5,000)


Net (loss) for the year
December 31, 1998                                       -                -                  -                    -
                                         -----------------     ------------     --------------  -------------------

Balance - December 31, 1998                     1,000,000          $ 1,000            $ 4,000             $ (5,000)
                                         =================     ============     ==============  ===================











                       See notes to financial statements.

                       GLOBAL ASSET HOLDINGS, INCORPORATED
                          (A Development Stage Company)
                           FORMERLY PASTA BELLA, INC.

                            STATEMENTS OF CASH FLOWS



                                                                   June 15, 1994
                                            For the years ended    (Inception) to
                                                 December 31,        December 31,
                                              1998        1997          1998
                                          ------------ -----------  -------------
Cash Flows from Operating Activities:
   Net (loss)                                 $--         $--         $(5,000)

Cash Flows from Investing Activities:
  Issuance of common stock                     --          --           5,000
                                              ---         ---         -------

Increase (Decrease) in cash                    --          --              --

Cash, beginning of period                      --          --              --
                                              ---         ---         -------

Cash, end of period                           $--         $--         $    --
                                              ===         ===         =======













                       See notes to financial statements.

                       GLOBAL ASSET HOLDINGS, INCORPORATED
                          (A Development Stage Company)
                           FORMERLY PASTA BELLA, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1998


Note 1 - Nature of Business:

           Global Asset Holdings, Incorporated; formerly Pasta Bella, Inc. ("the company"), was incorporated in Florida on June 15, 1994. Currently, the company has no business operations and in accordance with SFAS #7 is considered a development stage company.

           On March 14, 1997, the Company with shareholder approval, forward split its common stock @ 1,000 shares for every share outstanding. After the split , the company's authorized and outstanding shares increased to 1,000,000.

           On June 26, 1997, the Board of Directors authorized and shareholders approved the following:

           a- A name change to Global Asset Holdings, Incorporated from Pasta
              Bella, Inc.

           b- An increase in the number of authorized common shares; $.001 par value to 50,000,000 shares from 1,000,000 shares

           c- The authorization of 10,000,000 shares of preferred stock; $.001 par value; no shares issued at December 31, 1998 and 1997.

Note 2 - Summary of Significant Accounting Policies:

           Revenue Recognition and Accounting Policies:

              Since inception, the company has been inactive and has not yet determined its accounting policies and procedures except:

                1. The Company uses the accrual method of accounting.

                2. The company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

           Loss per share

           Basic loss per share was computed by dividing the Company's net loss by the weighted average number of common shares outstanding during the period. There is no presentation of diluted loss per share, since there were no securities considered common stock equivalents. The weighted average number of common shares used to calculate loss per common share during 1998 and 1997 was 1,000,000 shares.

                       GLOBAL ASSET HOLDINGS, INCORPORATED
                          (A Development Stage Company)
                           FORMERLY PASTA BELLA, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1998

           Income Taxes

           The Company has filed all income tax returns. At December 31, 1998, the company has net operating loss carryforward of $5,000.

           There is no income tax expense accrued. Additionally, there is no computation of deferred tax assets or liabilities, as a future tax benefits resulting from the net operating loss is immaterial . If a deferred tax asset or liability was reflected in the financial statements it would be reduced to zero based upon a valuation allowance which in management's opinion would be the non-realization of, tax loss carryforward benefit due to going concern limitations.


           Fair Value of Financial Instruments:

           SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. Presently the company has no assets; therefore SFAS No 107 does not apply.

           Impairment of Long-Lived Assets:

           The Company has not completed it's evaluation of the adoption of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." However, management believes any such effect will not be material, since the company presently has no assets.

Note 3 - Ability to continue as a going concern:

           The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. The Company, as shown in the accompanying financial statements, has a deficit of $5,000 for the period of inception (June 15, 1994) through December 31, 1998.

                       GLOBAL ASSET HOLDINGS, INCORPORATED
                          (A Development Stage Company)
                           FORMERLY PASTA BELLA, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1998

           Ability to continue as a going concern (continued):

           The Company remains a Development Stage Company and has not yet developed a business plan or other alternatives that would provide for the realization of assets, liquidation of liabilities or revenues. Therefore it is unlikely for the Company to continue as a going concern. In the future, when the Company completes its business development, it will provide a more defined approach, as to its ability to operate as a going concern.


Note 4 - Related Party Transactions:

           The Company neither owns or leases any real property. Office services were provided without charge by an officer. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, there may be a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 5 - Warrants and Options:

           There are no warrants or options outstanding to issue any additional shares of common stock of the Company.

Note 6 - Subsequent Events:

           During the nine months ended September 30, 1999, the Company received loans from non-related parties, which were used to pay various expenses, such as legal, transfer agent and registration fees. These expenses were necessary to bring all books and records and securities filings up to date. It is hoped that in the near future, the Company, will develop a business strategy and having all filings current, ensures the ability to complete any business development plans

                       GLOBAL ASSET HOLDINGS, INCORPORATED
                          (A Development Stage Company)
                           FORMERLY PASTA BELLA, INC.

                                 BALANCE SHEETS

                                   (Unaudited)

                                     ASSETS

                                                                    September 30,     December 31,
                                                                         1999             1998
            Total assets                                              $     --          $     --
                                                                      ========          ========



                      LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
       Loans Payable                                                  $ 24,455          $     --
       Accrued expenses                                                 10,750                --

                                                                      --------          --------
            Total liabilities                                           35,205                --
                                                                      --------          --------

Stockholders' Deficit:
       Preferred stock, $.001 par value per share, 10,000,000
            shares authorized and -0- issued and outstanding
       Common stock, $.001 par value per share, 50,000,000
            shares authorized and 1,000,000 shares issued and
            outstanding                                                  1,000             1,000
       Additional paid in capital in excess of par value                 4,000             4,000
       Deficit accumulated during development stage                    (40,205)           (5,000)
                                                                      --------          --------
            Total stockholders' deficit                                (35,205)               --
                                                                      --------          --------

            Total liabilities and stockholders' deficit               $     --          $     --
                                                                      ========          ========



                       See notes to financial statements.

                       GLOBAL ASSET HOLDINGS, INCORPORATED
                          (A Development Stage Company)
                           FORMERLY PASTA BELLA, INC.

                            STATEMENTS OF OPERATIONS

                                   (Unaudited)




                                                                                 June 15, 1994
                                                  For the nine months ended      (Inception) to
                                                         September 30,            September 30,
                                                   1999               1998             1999
                                                 --------          --------         --------
Income                                           $   --            $   --           $   --
                                                 --------          --------         --------

Expenses:
       Professional fees                           31,150              --             31,150
       Public relations                             1,050              --              1,050
       Transfer agent and CUSIP fees                1,193              --              1,193
       General and administrative expenses          1,812              --              6,812
                                                 --------          --------         --------

            Total expenses                         35,205              --             40,205
                                                 --------          --------         --------

Net (loss) during development stage              $(35,205)         $   --           $(40,205)
                                                 ========          ========         ========

Net (loss) per share (basic and diluted)
       based upon 1,000,000 weighted
       average shares outstanding                $  (0.04)         $   --           $  (0.04)
                                                 ========          ========         ========







                       See notes to financial statements.

                       GLOBAL ASSET HOLDINGS, INCORPORATED
                          (A Development Stage Company)
                           FORMERLY PASTA BELLA, INC.

                            STATEMENTS OF CASH FLOWS

                                   (Unaudited)


                                                                                            June 15, 1994
                                                            For the nine months ended      (Inception) to
                                                                   September 30,            September 30,
                                                              1999              1998             1999
                                                            --------          --------         --------
Cash Flows from Operating Activities:
   Net (loss)                                               $(35,205)         $   --           $(40,205)
   Adjustments to reconcile net (loss) to net
       cash (used in) operating activities:

       Increase in accrued expenses payable                   10,750              --             10,750

                                                            --------          --------         --------
            Net cash (used in) operating activities          (24,455)             --            (29,455)

Cash Flows from Financing Activities:

       Increase in loans payable                              24,455              --             24,455

Cash Flows from Investing Activities:
  Issuance of common stock                                      --                --              5,000
                                                            --------          --------         --------

(Decrease) in cash                                              --                --               --

Cash, beginning of period                                       --                --               --
                                                            --------          --------         --------

Cash, end of period                                         $   --            $   --           $   --
                                                            ========          ========         ========



                       See notes to financial statements.

                       GLOBAL ASSET HOLDINGS, INCORPORATED
                          (A Development Stage Company)
                           FORMERLY PASTA BELLA, INC.


                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

                               September 30, 1999





Note 1 - Basis of Presentation:

           The financial information included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods.

           The results of operations for the nine month period ended September 30, 1999 is not necessarily indicative of the results to be expected for the full year.

Note 2 - Material Events:

           Since inception, the Company has entered into negotiations and arrangements for several possible acquisitions. In each case, the potential transaction was aborted. The Company intends to pursue possible acquisitions but has no pending transactions at this time.

           During the nine month period ended September 30, 1999, the Company derived no direct revenues from operations. The Company incurred expenses in 1999 in connection with the proposed transactions that were aborted. These expenses are not necessarily indicative of the results to be expected for the full year.

Item 14.     Changes in and Disagreements with Accountants.

None of the events described in Item 304 of Regulation S-B has occurred within the past twenty-four months.

Item 15.     Financial Statements and Exhibits.

(A)          Financial Statements

             See the Financial Statements.

(B)          Exhibits

Exhibit No.                Description
-----------                -----------

3.1(a)                     Certificate of Incorporation

3.1(b)                     Amendments to the Certificate of Incorporation

3.2                        By-Laws

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.


Date:   November 24, 1999




                                                GLOBAL ASSET HOLDINGS, INC.



                                          By:   /s/
                                                -------------------------------
                                                Martin Miller, President








                                        8